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                         June 18, 2024

       Mary Szela
       Chief Executive Officer
       TriSalus Life Sciences, Inc.
       6272 W. 91st Ave.
       Westminster, Colorado 80031

                                                        Re: TriSalus Life
Sciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 14, 2024
                                                            File No. 333-280197

       Dear Mary Szela:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Carlos Ramirez, Esq.